UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

ACT 1940 ICA
SECTION
RULE 2a-7
PUBLIC AVAILABILITY 8/19/10

[redacted]

10000262

DIVISION OF
INVESTMENT MANAGEMENT

August 19, 2010

Karrie McMillan
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, DC 20005-2148

Dear Ms. McMillan:

As you know, the amendments to rule 2a-7 under the Investment Company Act of 1940 that the Commission adopted last February require boards of directors of money market funds to designate at least four nationally recognized statistical rating organizations ("NRSROs") whose ratings the fund would use to determine the eligibility of portfolio securities under the rule. The rule also requires funds to disclose designated NRSROs in their statements of additional information. In order to meet the December 31, 2010 compliance date, boards of directors will likely have to designate NRSROs no later than the Fall of this year.

We have received a number of questions from participants in the mutual fund industry about the effect on this requirement of provisions in the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act ("Act"). More specifically, participants have expressed concerns regarding section 939A of the Act, which requires the Commission to review its regulations that reference credit ratings and to modify regulations the Commission has identified to remove any reference to or requirement of reliance on credit ratings and substitute a standard of creditworthiness the Commission determines appropriate. Participants have pointed out that the effect of the Act would be to render the determinations made this Fall by fund boards irrelevant several months later when the Commission is required to eliminate references to credit ratings that are central to the board designation determinations.

The Commission required money market fund boards to designate NRSROs, among other reasons, in order to shift to the board the responsibility for deciding which NRSROs the board would use in determining whether a security is an eligible security for purposes of rule 2a-7. In light of the requirements in section 939A of the Act, we agree that such a shift would not be a useful exercise pending the Commission review. Accordingly, the Division of Investment Management would not recommend that the Commission institute an enforcement action under section 2(a)(41) of the Investment Company Act and rules 2a-4 and 22c-1 thereunder if a money market fund board does not designate NRSROs and does not make related disclosures in its statement of additional information before the Commission has completed the review of rule 2a-7 required by the Act and has made any modifications to the rule. Until the Commission determines to modify rule 2a-7 in accordance with section 939A of the Act, money market funds relying on this letter must continue to comply with the obligations for determining and monitoring eligible securities set forth in rule 2a-7 as in effect before May 5, 2010 (other than the limitation on holding unrated asset backed securities rescinded by the 2010 rulemaking).

Robert E. Plaze
Associate Director

812928